EXHIBIT 17A
Cronos Global Income Fund XVI, L.P.
     Appointment and Confirmation of Officers of CCC: The Partnership, as such, has no officers or directors, but is managed by CCC, the general partner. Effective November 3, 2009, the Board of Directors of CCC appointed the following individuals to the offices indicated:

Name	Office

Peter J. Younger	President, Chief Executive Officer, and Chairman of the Board of Directors of the Corporation
Dennis J. Tietz	Vice Chairman of the Board of Directors of the Corporation
Frank P. Vaughan	Vice President, Treasurer, and Chief Financial Officer of the Corporation
John Kallas	Vice President and Secretary of the Corporation
     Each of the foregoing individuals has served as an officer of CCC, and biographical information as to each of them is included under Item 10 of Part III of the Partnership’s annual report on Form 10-K for the year ended December 31, 2008. Each of the named officers serves at the pleasure of the Board of Directors of CCC and holds his respective office until his resignation, removal, or other disqualification from service, or until his respective successor is elected or appointed by the Board. The Board of Directors of CCC consists of the four individuals named above.
     Appointment and Confirmation of Audit Committee of CCC: The Audit Committee consists of the Board of Directors as a whole. Dennis J. Tietz has been determined to be the audit committee financial expert within the meaning of the rules of the SEC.